                                  SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 14)*


                           Logic Devices Incorporated
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                  541402 10 3
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                                 (CUSIP Number)

 Joshua S. Kanter, Chicago Investments, Inc., 333 West Wacker Drive, Suite 2700
                     Chicago, Illinois 60606 (312) 984-3120
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                November 6, 2001
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 541402 10 3             13D                        PAGE    OF    PAGES
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1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Chicago Investments, Inc. (83-0326134)
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    N/A
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    State of Delaware
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                7   SOLE VOTING POWER
  NUMBER OF
                    529,319
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    529,319
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     529,319 shares
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.74%
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14   TYPE OF REPORTING PERSON (See Instructions)

     CO
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ITEM 1.  SECURITY AND ISSUER.

         This Schedule relates to the shares of common stock, no par value per share (the "Common Stock"), of Logic Devices Incorporated, a California corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1320 Orleans Drive, Sunnyvale, California 94089.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule is being filed by Chicago Investments, Inc., a Delaware corporation ("CII" or the "Reporting Person"). The principal place of business and principal office of CII is 934 North Main Street, Sheridan, Wyoming 82801. CII's principal business is investing in public securities.

         The names and business addresses of the officers and directors of CII are listed on Exhibit A attached hereto. All of said individuals are United States citizens.

         Neither the Reporting Person nor any of the parties listed on Exhibit A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or fining any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         N/A


ITEM 4.  PURPOSE OF TRANSACTION.

         On November 6, 2001, the Reporting Person sold 15,000 shares on the open market for $28,500.00 ($1.90 per share). On November 7, 2001, the Reporting Person sold 10,000 shares on the open market for $19,200.00 ($1.92 per share). On November 7, 2001, the Reporting Person also sold 15,000 shares on the open market for $28,500.00 ($1.90 per share).

         The Reporting Person has no present plan or proposal which relates to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) AMOUNT BENEFICIALLY OWNED                       -   529,319 shares

             PERCENT OF CLASS                                -      7.74%

         (b) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
             (i)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE  -  529,319 shares

             (ii)  SHARED POWER TO VOTE OR
                     TO DIRECT THE VOTE                             - 0 -

             (iii) SOLE POWER TO DISPOSE OR to
                     DIRECT THE DISPOSITION OF               -  529,319 shares

             (iv)  SHARED POWER TO DISPOSE OR TO
                     DIRECT THE DISPOSITION OF               -      - 0 -

         (c) DESCRIPTION OF TRANSACTIONS

         There have been no transactions in the Common Stock by the Reporting Person since the filing of the Amendment No. 13 to Schedule 13D, as filed on November 7, 2001, other than the transactions described in Item 4.

         (d) OTHER PERSONS

             None.

         (e) DATE OF CESSATION

             Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


         Exhibit A - Officers and Directors of Chicago Investments, Inc.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       November 14, 2001
                                       -----------------------------------------
                                       Date



                                       CHICAGO INVESTMENTS, INC.


                                       By:       /s/ Joshua S. Kanter
                                                --------------------------------
                                       Its:     Vice-President

                                   EXHIBIT A

              OFFICERS AND DIRECTORS OF CHICAGO INVESTMENTS, INC.

I.       Directors

Name                                                 Business Address

Linda Gallenberger                                   N8939 Waterpower Road
                                                     Deerbrook, Wisconsin  54424

Joshua S. Kanter                                     333 West Wacker Drive
                                                     Suite 2700
                                                     Chicago, Illinois 60606

II.      Officers

Name                     Position                    Business Address

Linda Gallenberger       President, Treasurer,       N8939 Waterpower Road
                         Secretary                   Deerbrook, Wisconsin  54424

Joshua S. Kanter         Vice President,             333 West Wacker Drive
                         Assistant Secretary         Suite 2700
                                                     Chicago, Illinois 60606